TRANSMISSÃO
PAULISTA

03 MAR 25 AM 7:21

Data *São Paulo, march 17, 2003* *Ref./CT/F00792/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

03007744

Gentleman/Madam:

We are sending you, attached herewith, a copy of Notice of Relevant Fact, published Saturday, 03/15/2003, in the newspaper Diario Oficial do Estado de Sao Paulo and published Monday, 03/17/2003, in the newspaper Gazeta Mercantil. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

dlw 4/8

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista

Open Capital Company – CNPJ 02.998.611/0001- 04

NOTICE TO THE SHAREHOLDERS

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the legal and regulatory provisions, informs that the Administration Report and the Financial Statements regarding the fiscal year of 2002 will be published in the next days only in the newspapers Folha de São Paulo and Diário Oficial do Estado de São Paulo.

São Paulo, March 14, 2003

Cláudio Cintrão Forghieri
Chief Financial Officer and
Investors Relation Director.